ATHENA GOLD CORPORATION

January 24, 2025

VIA EDGAR

United States Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549

Attention: Liz Packebusch, Esq.

Re:	Athena Gold Corporation
Amendment No. 1 to Registration Statement on Form S-4
Filed January 24, 2025
SEC File No. 333-283404

Ladies and Gentlemen:

On behalf of Athena Gold Corporation (the "Company"), we are filing via EDGAR the Pre-Effective Amendment No. 1 to Registration Statement on Form S-4 (the “Amendment”).

Changes contained in the Amendment can be summarized as follows:

At the direction of the Commission, the Amendment includes:

1.	A revised Exhibit 5.1 opinion of Cassels, Brock and Blackwell, LLP, Vancouver, British Columbia, opining as to the legality of the securities being registered in the Amendment under British Columbia law.

2.	A new Exhibit 8.1 opinion of Cassels, Brock and Blackwell, LLP, Vancouver, British Columbia, opining as to disclosures in the Amendment related to Canadian federal tax matters.

3.	A new Exhibit 8.2 of Polaris Tax Counsel, Vancouver, British Columbia, opining as to disclosures in the Amendment related to US federal tax matters.

4.	General updates of numerous factual disclosures.

Thank you very much for your consideration.

Sincerely,

/s/ John C. Power
John C. Power President